Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

May 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Uwem Bassey
Jan Woo

Re:	Sandisk Corp.
Registration Statement on Form S-1
Filed April 18, 2025
File No. 333-286626

To the addressees set forth above:

This letter sets forth the responses of Sandisk Corporation, a Delaware corporation (the “Company”) to the comments contained in the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”)’s letter dated April 28, 2025 regarding the above-referenced Registration Statement on Form S-1, as filed via EDGAR on April 18, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (as amended, the “Revised Registration Statement”) for the Commission’s review. The changes reflected in the Revised Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of April 28, 2025.

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, in each case followed by the Company’s corresponding response. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

General

1.

We note that the structure of this offering involves the transfer of shares from Western Digital Corporation to creditors of Western Digital Corporation for the purpose of satisfying certain debt obligations. Please identify the third-party lenders that will receive the shares in this debt-for-equity exchange and clarify their relationship, if any, with Sandisk Corporation and/or Western Digital Corporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 158. As disclosed in the Revised Registration Statement, WDC expects that any debt-for-equity exchange would be effected to satisfy outstanding indebtedness under that certain Amended and Restated Loan Agreement, dated as of January 7, 2022, among WDC, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (as amended, the “Credit Agreement”), which governs WDC’s $2.51 billion Term Loan A-3 and

Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

revolving credit facility maturing in January 2027. The exchange of shares of the Company’s common stock in satisfaction of WDC’s debt obligations may occur in one or more transactions and with one or more of the lenders under the Credit Agreement. The Company respectfully advises the Staff that the identity of any lender(s) to whom WDC transfers shares of Sandisk common stock in satisfaction of WDC’s debt obligations will be disclosed in a prospectus supplement to the prospectus forming a part of the Revised Registration Statement that would be filed at the time of the offering of the shares. Such prospectus supplement will also disclose the names of the underwriter(s) and, if applicable, will disclose any relationships Sandisk has with such underwriter(s) and include the disclosure required by Rule 5121 of the Financial Industry Regulatory Authority, Inc.

2.

Please explain the purpose of structuring the transaction as a debt-for-equity exchange in this manner. We note that you intend to file a form of an underwriting agreement. Please indicate whether you intend to utilize an underwriter as part of this offering.

Response: As disclosed in the Registration Statement (in the Risk Factors section on page 32), WDC intends for the distribution of shares of Sandisk common stock, together with certain related transactions, to qualify for the Intended Tax Treatment (as defined in the Registration Statement). For the distribution and such related transactions to so qualify, WDC generally must dispose of all of the Sandisk common stock that it retains through one or more subsequent exchanges of Sandisk common stock for WDC debt held by WDC creditors and/or through distributions of Sandisk common stock to WDC stockholders as dividends or in exchange for outstanding shares of WDC common stock. The Company has disclosed WDC’s intention to make such exchanges or distributions in the Summary of the Separation and Distribution section of the Registration Statement on page 8. WDC expects to engage in one or more debt-for-equity exchange transactions to facilitate these dispositions, although WDC is not required to consummate a debt-for-equity exchange and may instead distribute the remaining shares of Sandisk common stock to holders of WDC common stock as dividends or in exchange for outstanding shares of WDC common stock, as disclosed on page 44 and elsewhere in the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Revised Registration Statement.

In the event WDC consummates a debt-for-equity exchange, one or more underwriters are expected to be used to offer and sell the shares of Sandisk common stock that will be held by one or more of the lenders to the WDC Credit Agreement. The Company respectfully advises the Staff that the names of the underwriter(s) will be disclosed in a prospectus supplement to the prospectus forming a part of the Revised Registration Statement that would be filed at the time of the offering of the shares. At the time of any applicable offering, the Company also intends to file an exhibits-only post-effective amendment to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended, for the purpose of filing the underwriting agreement for the underwritten offering.

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Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

We appreciate the Staff’s comments and request that the Staff contact Shelly Heyduk of O’Melveny & Myers LLP at (949) 823-7968 or sheyduk@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Bernard Shek

Bernard Shek
Senior Vice President, Chief
Legal Officer and Secretary,
Sandisk Corporation

cc:	Luis Visoso, Executive Vice President and Chief Financial Officer, Sandisk Corporation

Shelly Heyduk, O’Melveny & Myers LLP

Ryan Coombs, O’Melveny & Myers LLP